UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION
ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100
(CUSIP Number of Class of Securities)

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Daniel E. Wolf, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Tel: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,092,742,455	$220,512.54

(1)                                  Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 47,166,171 shares of common stock, par value $0.10 per share, and 75,311 shares of common stock subject to restricted stock units, in each case, at $63.50 per share. The transaction value also includes the aggregate offer price for a maximum of 2,811,996 shares of common stock issuable pursuant to outstanding options with an exercise price less than $63.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $63.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Company to Purchaser and Parent as of December 3, 2010.

(2)                                  Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $220,512.54	Filing Party: ABB Ltd and Brock Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: December 8, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  Third-party tender offer subject to Rule 14d-1.

☐                                    Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (this “Schedule TO”) relating to the tender offer by Brock Acquisition Corporation, a Missouri corporation (“Purchaser”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the laws of Switzerland (“Parent”), for all of the outstanding common stock, par value $0.10 (the “Shares”), of Baldor Electric Company, a Missouri corporation (the “Company”), at a price of $63.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 8, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by restating in its entirety the sub-section captioned “Litigation” as follows:

“Litigation.

On December 1, 2010, a putative class action lawsuit was filed in the Sebastian County Circuit Court of Arkansas, docketed as Cottrell v. Baldor Electric Company, et al., Case Number CV-2010-2142 VI. On December 9, 2010, the plaintiff filed an amended complaint. The amended complaint names the Company, each of the members of the Company Board, and Parent and Purchaser as defendants. The amended complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s shareholders by failing to take steps to maximize shareholder value. The amended complaint also alleges that the Company, Parent and Purchaser aided and abetted the Company Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the Company Board and is therefore unlawful and unenforceable, rescission (to the extent the proposed acquisition has already been implemented), and the payment of plaintiffs’ attorneys’ fees and costs. The plaintiff also filed on December 9, 2010 a motion for preliminary injunction and an emergency motion for expedited discovery.  The motion for expedited discovery was resolved pursuant to an agreed order entered by the Court on December 16, 2010.  On December 21, the Company filed a motion to dismiss the amended complaint for failure to state a claim.  A hearing on the plaintiff’s motion for preliminary injunction is scheduled for January 6, 2011.

On December 2, 2010, a putative class action lawsuit was filed in the Circuit Court of St. Louis County, Missouri, docketed as Fortier v. McFarland, et al., Case Number 10 SL-CC 4903 (the “Fortier Action”). The complaint names the Company, each of the members of the Company Board, and Parent and Purchaser as defendants. The complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s shareholders by failing to take steps to maximize shareholder value. The complaint also alleges that the Company and Parent aided and abetted the Company Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, rescission (to the extent the proposed acquisition has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On December 6, 2010, a putative class action lawsuit was filed in the Circuit Court of St. Louis County, Missouri, docketed as Chance v. McFarland, et al., Case Number 10 SL-CC 4904 (the “Chance Action”). The complaint names the Company, each of the members of the Company Board, and Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s shareholders by failing to take steps to maximize shareholder value. The complaint also alleges that the Company and Parent aided and abetted the Company Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, rescission (to the extent the proposed acquisition has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On December 16, 2010, the plaintiff in the Fortier Action filed an amended complaint. The amended complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s shareholders by failing to take steps to maximize shareholder value. The amended complaint also alleges that the Company and Parent aided and

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abetted the Company Board in the alleged breach of their fiduciary duties. The amended complaint names the plaintiff in the Chance Action as an additional plaintiff in the Fortier Action. The plaintiffs seek relief that includes, among other things, an injunction prohibiting the consummation of the Merger, rescission (to the extent the proposed acquisition has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On December 22, 2010, a putative class action lawsuit was filed in the Circuit Court of St. Louis County, Missouri, docketed as Ecker v. Asher, et al., Case Number 10 SL-CC 5127. The complaint names the Company, each of the members of the Company Board, and Parent and Purchaser as defendants. The complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company and the Company’s shareholders by failing to ensure a fair process and maximize shareholder value. The complaint also alleges that Parent aided and abetted the Company Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, a court order declaring that the proposed transaction was entered into in breach of the fiduciary duties of the Company Board and is therefore unlawful and unenforceable, an injunction prohibiting the consummation of the Offer and the Merger, a court order requiring the calling of an annual meeting, rescission (to the extent the proposed acquisition has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs. On December 23, 2010, the plaintiff filed a motion for a preliminary injunction as well as an emergency motion for expedited discovery and a hearing and briefing schedule on the motion for preliminary injunction.

Parent and Purchaser believe that each of these lawsuits is without merit and intend to vigorously defend against the claims against them. There can be no assurance, however, with regard to the outcome of any of these lawsuits.”

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following at the end of the sub-section captioned “Other Foreign Laws”:

“On December 22, 2010, the German Federal Cartel Office (“Bundeskartellamt”) cleared Parent’s acquisition of the Company without conditions.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROCK ACQUISITION CORPORATION

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	December 27, 2010

ABB LTD

By:	/s/ Ulrich Spiesshofer
Name:	Ulrich Spiesshofer
Title:	Executive Committee Member Responsible for Discrete Automation and Motion Division

Date:	December 27, 2010

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	December 27, 2010

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EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated December 8, 2010.*
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)

Joint Press Release of Baldor Electric Company and ABB Ltd, dated November 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(a)(1)(G)	Summary Advertisement as published on December 8, 2010.*
(a)(5)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 8, 2010.*
(a)(5)(A)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 21, 2010.*
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of November 29, 2010, by and among Baldor Electric Company, ABB Ltd and Brock Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(d)(2)

Confidentiality Letter, dated as of January 21, 2010, by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

(d)(3)

Amendment, dated as of September 8, 2010, to the Confidentiality Letter by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

*Previously filed.

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